Exhibit 99.1
AEI Reports First Quarter 2010 Results
HOUSTON, TX, May 17, 2010 — AEI, an owner and operator of essential energy infrastructure businesses in emerging markets, today reported results for the quarter ended March 31, 2010.
•	Net Income Attributable to AEI up 98% to $85 million

•	Adjusted Net Income Attributable to AEI up 56% to $84 million

•	Adjusted Diluted EPS up 46% to $0.35

•	Proportional Adjusted EBITDA up 13% to $272 million

•	Proportional Free Cash Flow up 425% to $147 million
First Quarter 2010 Comparative Financial Highlights

	For the Quarter Ended
	March 31,
(millions of dollars (U.S.), except per share data)	2010	2009
Revenues	$2,422	$1,847
Gross Margin	554	449
Net Income Attributable to AEI	85	43
Adjusted Net Income Attributable to AEI	84	54
Diluted Earnings per Share	0.35	0.19
Adjusted Diluted Earnings per Share	0.35	0.24
Weighted Average Number of Shares (millions)	243	226
Adjusted EBITDA	322	288
Proportional Adjusted EBITDA	272	241

Subsidiary Distributions to Parent	129	110
Free Cash Flow	138	(4)
Proportional Free Cash Flow	147	28

	March 31,	December 31,
	2010	2009
Net Debt	$3,054	$2,896
Proportional Net Debt	2,686	2,678

Note: Reconciliation tables for non-GAAP financial data are attached.
“We are pleased with our strong first quarter financial results, which are indicative of the economic growth we continue to see in the emerging markets where we operate,” said Jim Hughes, AEI’s Chief Executive Officer. “This is the fourth consecutive quarter with higher year-over-year earnings.
“We continue to make strides in executing our growth strategy. On May 7, we broke ground on Jaguar Energy, our 300 MW solid fuel-fired power plant project in Guatemala, and we recently secured gas supply for Fenix, the 520 MW combined-cycle natural gas-fired power generation development project near Lima, Peru. Last month we acquired a 67% interest in NBT Baicheng

New Energy Development, a 50 MW wind farm under construction in the Jilin Province of China, and earlier this month we acquired an additional 47.5% ownership interest in Amayo, a 40 MW wind power generation plant in Nicaragua and also acquired a 95% ownership interest in Amayo II, a 23 MW wind power generation project that is currently operational.
“In addition, we announced the sale of Proenergía, our retail fuel asset, which is also a significant step for AEI. Exiting retail fuel, which we considered to be non-core to our business, allows us to focus exclusively on our four core segments.”
2010 Adjusted Net Income Attributable to AEI
First Quarter Comparative Adjusted Net Income Attributable to AEI

	For the Quarter Ended
	March 31,
(millions of dollars (U.S.))	2010	2009
Net Income Attributable to AEI	$85	$43
Gain on sale of subsidiaries	(3)	—
Foreign currency transaction loss, net	2	11

Adjusted Net Income Attributable to AEI	$84	$54
Adjusted Net Income Attributable to AEI excludes the following items:
•	A $3 million gain on the sale of a portion of Huatong’s ownership interest in two subsidiaries.

•	Non-cash foreign currency losses on financial assets and liabilities in each period. The losses in 2009 were largely associated with the U.S. dollar-denominated debt held by Promigas and, subsequent to the spin-off, Proenergía, which was refinanced into Colombian peso-denominated debt during the latter half of 2009.
First Quarter 2010 Adjusted Net Income Attributable to AEI of $84 million, up $30 million or 56% from 2009
The increase in Adjusted Net Income Attributable to AEI for the first quarter was generally due to higher operating results in the Power Distribution segment primarily due to the appreciation of the Brazilian real versus the US dollar, increased volumes as a result of the economic recovery and an expanded customer base at Elektro and the 2009 acquisition of EMDERSA, a power distribution company in Argentina.
Operating Results
Changes in revenues and costs of sales, taken in absolute terms, may not be meaningful in the analysis of our financial results. Volatility in fuel and other energy prices and fluctuations in foreign exchange rates can impact our revenues and costs of sales; however, a significant portion of our revenues are related to either regulated tariffs or long-term contracts, which allow for the pass-through of fuel and other energy prices and, to a lesser extent, fluctuations in foreign exchange rates.

2010 First Quarter Comparative Operating Results
Gross Margin of $554 million, up $105 million or 23% from 2009
Operating Income of $250 million, up $27 million or 12% from 2009
Adjusted EBITDA of $322 million, up $34 million or 12% from 2009

	For the Three Months Ended			For the Three Months Ended
	March 31, 2010			March 31, 2009
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA
Power Distribution	$274	$147	$188	$190	$104	$138
Power Generation	62	23	31	68	36	47
Natural Gas Trans. & Services	39	23	28	45	32	37
Natural Gas Distribution	54	31	34	55	38	44
Retail Fuel	120	44	57	89	34	42
Headquarters and Other	7	(17)	(15)	7	(18)	(17)
Eliminations	(2)	(1)	(1)	(5)	(3)	(3)

Total	$554	$250	$322	$449	$223	$288
•	Power Distribution: Gross Margin, Operating Income and Adjusted EBITDA increased primarily due to the appreciation of the Brazilian real compared to the same period in 2009, volume increases at Elektro due to increased customer demand as a result of the economic recovery and the acquisition of EMDERSA.

•	Power Generation: Gross Margin decreased primarily due to higher fuel costs and timing of the pass-through of fuel costs at San Felipe, partially offset by reduced costs at EPE from the termination of its take-or-pay contract with TBS in fourth quarter 2009. In addition to the decreases in Gross Margin, Operating Income and Adjusted EBITDA decreased due to an increase in operating costs, including costs related to plant maintenance at Trakya and costs to repair a compressor unit at San Felipe in first quarter 2010.

•	Natural Gas Transportation and Services: Gross Margin decreased primarily due to reduced revenues at TBS resulting from the termination of its take-or-pay contract with EPE in fourth quarter 2009, partially offset by higher volumes at Promigas primarily related to increased customer demand. Operating Income and Adjusted EBITDA decreased primarily due to the decrease in Gross Margin.

•	Natural Gas Distribution: Gross Margin was relatively flat for the comparative periods. The decrease in Operating Income and Adjusted EBITDA was primarily due to higher operating costs at certain Promigas subsidiaries and the appreciation of the Colombian peso compared to the same period in 2009.

•	Retail Fuel: Gross Margin increased primarily due to the appreciation of the Colombian and Chilean pesos compared to the same period in 2009. Operating Income and Adjusted EBITDA increased primarily due to the increase in Gross Margin partially offset by higher operating costs.
2010 Subsidiary Distributions to Parent
Subsidiary Distributions to Parent of $129 million, up $19 million or 17% from 2009
Subsidiary Distributions to Parent increased primarily due to higher dividend payments from Elektro, as a result of their stronger earnings, and Trakya, as a result of increased ownership.

2010 Free Cash Flow
Free Cash Flow of $138 million, up $142 million from 2009
Proportional Free Cash Flow of $147 million, up $119 million or 425% from 2009
Free Cash Flow and Proportional Free Cash Flow increased substantially in 2010, primarily at Elektro and San Felipe, due to an increase in operating cash flow from increased earnings, and a reduction in working capital.
Free Cash Flow is defined as operating cash flow less maintenance capital expenditures. We track our capital expenditures in three categories: maintenance; regulatory, which are expenditures required by the regulators or by contract, but are compensated in the tariff; and other, which includes the capital expenditures on greenfield development and other growth projects.
2010 Net Debt
Net Debt of $3,054 million, up $158 million or 5% from year-end 2009
Proportional Net Debt of $2,686 million, up $8 million, or less than 1% from year-end 2009
Net Debt and Proportional Net Debt as of March 31, 2010 increased compared to year-end 2009 primarily due to the issuance of additional debt at Proenergía and through additional draws on the Revolving Credit Facility. Our corporate debt matures in 2012, 2014 and 2018.
Other Key Highlights
•	In March 2010, we increased our ownership in Beijing Macrolink Gas (BMG) to 100% and have agreed to issue 5% of the combined BMG and Tongda businesses to our former partner. We plan to integrate both of our China Gas businesses under a single company and brand, Huatong (Shanghai) Investment Co., Ltd.

•	In March 2010, Jaguar Energy closed financing and in early May broke ground on construction of the 300 MW solid fuel-fired power generation project in Guatemala. We anticipate that commercial operations will begin in 2013.

•	In March 2010, we secured gas supply for Fenix, the 520 MW combined-cycle natural gas-fired power generation project near Lima, Peru. We anticipate issuing notice to proceed on the project in 2010 and completion of construction in the second half of 2012.

•	In April 2010, we completed the acquisition of an approximately 67% ownership interest in NBT Baicheng New Energy Development Co., Ltd., which owns a 50 MW wind farm under construction in the Jilin Province of China.

•	In May 2010, we increased our ownership in Amayo, a 40MW wind power generation plant in Nicaragua, and made an initial investment in Amayo II, a 23MW wind power generation project which is currently operational.

•	In May 2010, we sold a 47.2% interest in Proenergía to a third party. The agreement also contemplates an option for AEI to cause the sale of, and an option for a third party to acquire, subject to certain terms and conditions, an additional approximate 5% interest in Proenergía. Accordingly, beginning in the second quarter of 2010, Proenergía will be accounted for as discontinued operations. Proenergía is a Colombian retail fuel company that was a subsidiary of Promigas until July 2009, at which time it was spun off as a separate subsidiary of AEI.

About AEI
AEI owns and operates essential energy infrastructure businesses in emerging markets diversified across four core business segments — Power Distribution, Power Generation, Natural Gas Transportation and Services, and Natural Gas Distribution — within five regions — Andean, Southern Cone, Central America/Caribbean, China, and Europe/Middle East/North Africa. AEI and its 15,400 employees serve more than 7.4 million customers worldwide, with approximately 26,500 miles of gas and liquids pipelines, 121,000 miles of power distribution and transmission lines, 2,277 MW of installed power generation capacity, and over 1,800 owned and affiliated gasoline and compressed natural gas stations. More information can be found at www.aeienergy.com.
Safe Harbor Disclosure
This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although AEI believes that the assumptions underlying these statements are reasonable, forward-looking statements are inherently uncertain and necessarily involve risks that may affect AEI’s business prospects and performance, causing actual results to differ from those discussed during the presentation.
Any forward-looking statements made are subject to risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties include economic conditions in the countries in which we operate, government regulations and rules, currency exchange rate fluctuations, changes in tariffs and our ability to successfully operate our business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, AEI’s actual results and plans could differ materially from those expressed in any forward-looking statements.
Reference our “Risk Factors” section in AEI’s Annual Report on Form 20-F and any other public filings and press releases. AEI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.
Investor Contact:	Molly Whitaker (713) 345-5046 molly.whitaker@aeienergy.com

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